TATE & LYLE
CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

BY APPOINTMENT TO
HER MAJESTY THE QUEEN
SUGAR REFINERS

TATE & LYLE PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
UK
Tel +44 (0)20 7626 6525
Fax +44 (0)20 7623 5213
www.tateandlyle.com

RECEIVED
2007 JUN 15 A 7:21

07024520

12 June 2007

Mr E Staffin
Office of International Corporate Finance
US Securities and Exchange Commission
455th Street North West
Washington DC 20549 Mailstop 3/2

SUPPL

Dear Mr Staffin,

Tate & Lyle PLC, File No: 082/905

In accordance with our requirements under the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, I attach a copy of relevant disclosures made by Tate & Lyle PLC for the period 2 May 2007 to 12 June 2007 inclusive for placing on our file.

If you have any queries concerning the documents supplied, please do not hesitate to contact me on telephone number +44 (0)20 7977 6278.

Yours sincerely,

pp. Anna Rand

Rowan D J Adams
Deputy Company Secretary

PROCESSED
JUN 21 2007
THOMSON
FINANCIAL

Enc.

dlw 6/20

Director/PDMR Shareholding
12 June 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

TATE & LYLE PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii) BOTH

3. Name of *person discharging managerial responsibilities/director*

STUART STRATHDEE

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NO

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY 25p SHARES

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

STUART STRATHDEE

8. State the nature of the transaction

THE EXERCISE OF AN AWARD OF ORDINARY SHARES IN THE COMPANY UNDER THE TATE & LYLE 2003 PERFORMANCE SHARE PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

50,218 ORDINARY SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

EXERCISE OF AN AWARD OF 50,218 SHARES AT NIL COST PER SHARE

14. Date and place of transaction

12 JUNE 2007, ENGLAND

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

134,784 SHARES

DE MINIMIS PERCENTAGE HOLDING

16. Date issuer informed of transaction

12 JUNE 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA BOND – 020 7977 6174

Name and signature of duly authorised officer of *issuer* responsible for making notification

ROBERT GIBBER – COMPANY SECRETARY

Date of notification

12 JUNE 2007

END

Tate & Lyle PLC – 7 June 2007

Notification of change in Director's details

Mr Robert Walker, a non-executive director of Tate & Lyle PLC, will retire from the Board of Directors of Wolseley plc on 31 October 2007.

This disclosure is made to comply with LR 9.6.14 R of the listing rules.

Robert Gibber
Company Secretary

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation

AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of companies

4. Full name of the shareholder(s) (if different from 3 above)

N/A

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

4 June 2007

6. Date on which issuer notified

6 June 2007

7. Threshold(s) that is /are crossed or reached

5%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES
(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 28,319,876

Number of Voting Rights: 28,319,876

Resulting situation after the triggering transaction:

Number of Shares (Direct) – 2,651,553

Number of Voting Rights (Direct) – 2,651,553

Number of Voting Rights (Indirect) – 21,690,445

% of Voting Rights (Direct) – 0.54%

% of Voting Rights (Indirect) – 4.43%

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights – 24,341,998

Total % of Voting Rights – 4.97%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

AXA Ireland Pension Fund (Indirect) 2,564
AXA Sun Life plc (Direct) 146,400
AXA Rosenberg (Direct) 371,329
AXA UK Investment Co ICVC Global Distribution Fund (Indirect) 26,965
AXA UK Investment Co ICVC Global Growth Fund (Indirect) 84,145
AXA UK Investment Co ICVC Ethical Fund (Indirect) 75,000
AXA UK Investment Co ICVC UK Equity Income Fund (Indirect) 500,000
PPP Healthcare Group plc (Direct) 17,000
Sun Life Pensions Management Limited (Direct) 15,000
Sun Life Pensions Assurance Society Plc (Direct) 24,100
AXA Rosenberg (Direct) 297,916
AXA Insurance UK (Direct) 75,000
AXA Colonia Konzern (Direct) 99,200
AXA Colonia Konzern (Direct) 42,300
Sun Life International (IOM) Ltd 100,000
AXA France (Indirect) 9,325
AXA Rosenberg (Indirect) 13,072,761
AXA Financial, Inc (Indirect) 1,300
Sun Life Pensions Management Ltd (Direct) 101,550
Sun Life Pensions Management Ltd (Direct) 30,075
Sun Life Unit Assurance Ltd FTSE All Share Tracker (Direct) 86,828
Sun Life Pensions Management FTSE All Share Tracker (Direct) 432,039
AXA Framlington Trustees for Roman Catholics (Indirect) 150,000
AXA Framlington London Scottish Pension Fund (Indirect) 85,000
AXA Framlington St James Place Exempt (Pens) Fund (Indirect) 250,000
AXA Framlington St James Place Net (Life) Fund (Indirect) 215,000
AXA Framlington St James Place Offshore Fund (Indirect) 100,000
AXA Framlington Daimler Chrysler (Indirect) 117,625
AXA Framlington Framlington Income & Capital (Indirect) 200,000
AXA Framlington UK Select Ops (Indirect) 6,000,000

AXA Framlington Managed Growth (Indirect) 115,000
AXA Framlington Managed Balanced (Indirect) 320,000
Framlington onshore private clients (Indirect) 306,460
Framlington onshore private clients (Indirect) 17,000
AXA Winterthur (Direct) 400,706
Sun Life with Profit Transition (Direct) 453,600
AXA Sun Life with Profit Transition (Direct) 900

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

Robert Gibber
Company Secretary
020 7626 6525

7 June 2007

ENDS

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

TATE & LYLE PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii) BOTH

3. Name of *person discharging managerial responsibilities/director*

SIR DAVID LEES

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NO

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY 25p SHARES

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

SIR DAVID LEES

8. State the nature of the transaction

MARKET PURCHASE

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

10,000 ORDINARY SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

590 PENCE PER SHARE

14. Date and place of transaction

4 JUNE 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

50,000 SHARES

DE MINIMIS PERCENTAGE HOLDING

16. Date issuer informed of transaction

4 JUNE 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA BOND - 020 7977 6174

Name and signature of duly authorised officer of *issuer* responsible for making notification

ROBERT GIBBER – COMPANY SECRETARY

Date of notification

4 JUNE 2007

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

TATE & LYLE PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii) BOTH

3. Name of *person discharging managerial responsibilities/director*

MR RICHARD DELBRIDGE

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NO

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY 25p SHARES

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

MR RICHARD DELBRIDGE

8. State the nature of the transaction

MARKET PURCHASE

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

5,000 ORDINARY SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

589.25 PENCE PER SHARE

14. Date and place of transaction

4 JUNE 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

35,000 SHARES

DE MINIMIS PERCENTAGE HOLDING

16. Date issuer informed of transaction

4 JUNE 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA BOND – 020 7977 6174

Name and signature of duly authorised officer of *issuer* responsible for making notification

ROBERT GIBBER – COMPANY SECRETARY

Date of notification

4 JUNE 2007

END

31 May 2007

Tate & Lyle PLC – Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Tate & Lyle PLC's capital as at 31 May 2007 consists of 489,853,275 ordinary shares with voting rights.

Tate & Lyle PLC holds no ordinary shares in Treasury.

Therefore, the total number of voting rights as at 31 May 2007 in Tate & Lyle PLC is 489,853,275.

The above figure (489,853,275) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Robert Gibber
Company Secretary

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation

INVESCO plc

4. Full name of the shareholder(s) (if different from 3 above)

N/A

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

23 May 2007

6. Date on which issuer notified

29 May 2007

7. Threshold(s) that is /are crossed or reached

15%, 16%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES
(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 74,049,410

Number of Voting Rights: 74,049,410

Resulting situation after the triggering transaction:

Number of Shares (Direct) – 79,374,381

Number of Voting Rights (Indirect) – 79,374,381

% of Voting Rights (Indirect) – 16.20%

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights – 79,374,381

Total % of Voting Rights – 16.20%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

Bank of Ireland Dublin 776,220
Bank of New York 200,869
Banque Paribas 463,492
Banque Paribas (Frankfurt) 160,228
Bank of New York (Brussels) 46,427
Credit Agricole Indosuez (Luxembourg) 127,423
Chase Bank 102,370
Chase Nominees 3,135,205
Vidacos Nominees Ltd 62,966,088
HSBC Bank 1,089,569
Japan Trustee Services Bank 2,009
Mellon Bank, Pittsburgh 496,192
Santander Central Hispano Investment 21,962
State Street Trust & Banking 7,965,033
Trust & Custody Services 5,287
Northern Trust Company, London 1,816,007

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

Robert Gibber
Company Secretary
020 7626 6525

29 May 2007

ENDS

RECEIVED

Director/PDMR Shareholding
25 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

TATE & LYLE PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii) BOTH

3. Name of *person discharging managerial responsibilities/director*

STANLEY MUSESENGWA

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NO

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY 25p SHARES

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

STANLEY MUSESENGWA

8. State the nature of the transaction

THE EXERCISE OF AN AWARD OF ORDINARY SHARES IN THE COMPANY UNDER THE TATE & LYLE 2003 PERFORMANCE SHARE PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

80,350 ORDINARY SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

33,060 ORDINARY SHARES SOLD AT 601.5 PENCE PER SHARE SUFFICIENT TO PAY TAX, NATIONAL INSURANCE AND SALE COSTS (THE REMAINING 47,290 SHARES HAVE BEEN RETAINED)

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

13. Price per *share* or value of transaction

EXERCISE OF AN AWARD OF 80,350 SHARES AT NIL COST PER SHARE

SALE OF 33,060 SHARES AT 601.5 PENCE PER SHARE

14. Date and place of transaction

25 MAY 2007, ENGLAND

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

141,490 SHARES

DE MINIMIS PERCENTAGE HOLDING

16. Date issuer informed of transaction

25 MAY 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA BOND – 020 7977 6174

Name and signature of duly authorised officer of *issuer* responsible for making notification

ROBERT GIBBER – COMPANY SECRETARY

Date of notification

25 MAY 2007

END

23 May 2007 – Tate & Lyle PLC
PRELIMINARY ANNOUNCEMENT OF RESULTS
For the year ended 31 March 2007

PRELIMINARY RESULTS TO 31 MARCH (Audited)	Total Operations		Continuing Operations[2]	
	2007	2006	**2007**	2006
Sales	**£4,070m**	£3,720m	**£3,814m**	£3,465m
Adjusted profit before tax[1]	**£336m**	£295m	**£317m**	£267m
Profit before taxation	**£337m**	£42m	**£295m**	£14m
Adjusted diluted earnings per share[1]	**47.9p**	41.7p	**45.2p**	37.8p
Diluted earnings / (loss) per share	**43.6p**	(6.3)p	**38.1p**	(10.3)p
Dividend per share	**21.5p**	20.0p	**21.5p**	20.0p

1 Before exceptional items and amortisation of acquired intangible assets as set out in the Operating and Financial Review.
2 Excluding the results of Redpath and Eastern Sugar.

- **Adjusted profit before tax from total operations up 14% (from continuing operations up 19%)**
- **Adjusted diluted earnings per share from total operations up 15% (from continuing operations up 20%)**
- **Proposed total dividend per share increased by 7.5% to 21.5p**
- **Net debt £34 million higher at £900 million**

"This is the third consecutive year in which Tate & Lyle has reported double digit pre-tax profit growth. Growth this year has been driven substantially by our Food & Industrial Ingredients businesses which together achieved a 36% increase in adjusted operating profit.

The closure of Eastern Sugar and the advanced discussions on the partial disposal of Food & Industrial Ingredients, Europe (if completed as anticipated) will significantly reduce the Group's exposure to the new EU sugar regime which came into effect during the year. These actions, together with the £131 million disposal of Redpath, our Canadian sugar refining business, after the end of the year, and the proposed £79 million investment in the German specialty food ingredients group G.C. Hahn & Co, represent further significant steps in repositioning and strengthening our business for future growth.

On the assumption that an agreement on the terms currently contemplated for the partial disposal of Food & Industrial Ingredients, Europe is entered into at the end of the summer, the Board is now actively considering the utilisation of the proceeds as part of a return of capital to shareholders and expects to be in a position to update shareholders in this regard at the AGM on 18 July 2007.

As we look forward to the year to 31 March 2008, a number of factors will impact our profits in comparison with the year to 31 March 2007. We do not expect a repeat of this year's unusually high profits in ethanol. We anticipate that the continuing oversupply of sugar in the EU market will have a further negative impact on our sugar refining businesses. The anticipated partial disposal of Food & Industrial Ingredients, Europe will reduce operating profits, and the commissioning of the Singapore SPLENDA® Sucralose facility will increase fixed costs, offsetting the benefits of expected continued growth in sales in this division.

On the other hand, we anticipate making further progress in value added products as we bring on stream new capacity at our Sagamore and Loudon facilities, and as we continue to grow sales of SPLENDA® Sucralose. We will also benefit from the improved sweetener pricing secured at Food & Industrial Ingredients, Americas in the 2007 calendar year pricing round. Furthermore, were the EU Commission's most recent proposals for stabilising the EU sugar market to be adopted, market sentiment for the next pricing round would improve and the threat of a quota reduction for our European Sugars business for the sugar year commencing 1 October 2007 would be removed.

Over the last few years, the Group has embarked on a strategy of building a stronger value added business from a low-cost commodity base whilst, at the same time, reducing the impact of our exposure to volatile markets. Our strategy continues to be successful and, whilst the coming year will essentially be one of transition, it has provided the Group with a stronger base from which to take advantage of the growth opportunities that lie ahead."

Sir David Lees
Chairman

Copies of the Annual Report for the year ended 31 March 2007 (including the full Chairman's Statement) will be available to shareholders shortly, and will be obtainable from The Company Secretary, Tate & Lyle PLC, Sugar Quay, Lower Thames Street, London EC3R 6DQ.

SPLENDA® is a trademark of McNeil Nutritionals, LLC.

The DuPont Oval Logo, DuPont™ and Sorona® are trademarks or registered trademarks of E.I. du Pont Nemours and Company.

Webcast and Conference Call

Presentation

A presentation of the results by Chief Executive, Iain Ferguson and Group Finance Director, John Nicholas will be audio webcast live at 10.00 (BST) today. To view and/or listen to a live audiocast of the presentation, visit http://www.tateandlyle.com/TateAndLyle/investor_relations/results/default.htm or http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=81336&eventID=1562007. Please note that remote listeners will not be able to ask questions during the Q&A session. A webcast replay of the presentation will be available for six months, on the link above.

For those without video-streaming facilities, there will also be a teleconference facility for the presentation. Details are given below:

UK Toll-Free No.: +44 (0) 80 8109 5741
US Toll-Free No.: +1 866 432 7175

Replay Number (available for 1 week): +44 (0) 20 8196 1998
Replay Access code: 691691#

For those listening to the audio presentation via teleconference who would also like to view the live slideshow, please click on the webcast link above and select the "Non-Streaming" presentation option when prompted.

Global Conference Call

In addition to the presentation, a conference call for analysts and investors will be held today at 15.30 (BST), 10.30 (Eastern). Details are given below:

International dial-in number:	+1 347 284 6930
US / Canada dial-in number (toll-free):	866 550 6338
7 day replay	
International Instant Replay:	+1 719 457 0820
US Instant Replay:	888 203 1112
Passcode:	4376934

EXTRACTS FROM THE CHAIRMAN'S STATEMENT

Results

Tate & Lyle performed well in the 2007 financial year delivering a third consecutive year of double digit pre-tax profit growth despite the headwinds of energy cost increases, EU sugar regime reform and adverse currency movements. The latter was more than offset by a lower depreciation charge arising from the impairment of Food & Industrial Ingredients, Europe's assets in 2006. Following the sale of Redpath, our Canadian sugar refining business, and the surrender of quota at Eastern Sugar, these businesses have been classified as discontinued.

Growth this year has been driven substantially by our Food & Industrial Ingredients businesses which together achieved a 36% increase in adjusted operating profit. Last year we set a demanding target for the contribution from value added products to grow by 30% in the year to 31 March 2007. Although we did not achieve the target, profits from value added products were 14% higher than in the previous year on a constant currency basis. We remain committed to and confident in our strategy to achieve further growth from this part of our business.

Sales from total operations (including both continuing and discontinued operations) were £4,070 million (2006 – £3,720 million). Adjusted profit before tax[1] from total operations increased by 14% to £336 million (2006 – £295 million). Profit before tax from total operations including a net gain from exceptional items of £10 million and amortisation of £9 million was £337 million (2006 – £42 million).

The Group's continuing operations produced strong results. Sales from continuing operations increased by 10% to £3,814 million (2006 – £3,465 million) and the adjusted profit before tax[1] increased by 19% to £317 million (2006 – £267 million). Profit before tax from continuing operations was £295 million (2006 – £14 million).

Adjusted diluted earnings per share[1] from continuing operations increased by 20% to 45.2p (2006 – 37.8p), and from total operations increased by 15% to 47.9p (2006 – 41.7p). Diluted earnings per share from continuing operations after exceptional items and amortisation were 38.1p (2006 – loss of 10.3p).

Proceeds from the sale of Redpath of £131 million were received after the year end. After investment and capital expenditure of £257 million, net debt increased by £34 million to £900 million. Interest cover remained strong at 10.1 times (2006 – 9.9 times).

Dividend

The Board proposes an increase of 1.5p (7.5%) in the total dividend for the year to 21.5p. This is covered 2.3 times by earnings before exceptional items and amortisation. The proposed final dividend of 15.3p (2006 – 14.1p) will be due and payable on 26 July 2007 to all shareholders on the register at 29 June 2007.

1 Adjusted profit before tax is before exceptional items and amortisation of acquired intangible assets. Unless stated otherwise, the use of the word "amortisation" in this announcement relates to the amortisation of intangible assets arising on acquisition of businesses.

Outlook

The closure of Eastern Sugar and the advanced discussions on the partial disposal of Food & Industrial Ingredients, Europe (if completed as anticipated) will significantly reduce the Group's exposure to the new EU sugar regime which came into effect during the year. These actions, together with the £131 million disposal of Redpath, our Canadian sugar refining business, after the end of the year, and the proposed £79 million investment in the German specialty food ingredients group G.C. Hahn & Co, represent further significant steps in repositioning and strengthening our business for future growth.

On the assumption that an agreement on the terms currently contemplated for the partial disposal of Food & Industrial Ingredients, Europe is entered into at the end of the summer, the Board is now actively considering the utilisation of the proceeds as part of a return of capital to shareholders and expects to be in a position to update shareholders in this regard at the AGM on 18 July 2007.

As we look forward to the year to 31 March 2008, a number of factors will impact our profits in comparison with the year to 31 March 2007. We do not expect a repeat of this year's unusually high profits in ethanol. We anticipate that the continuing oversupply of sugar in the EU market will have a further negative impact on our sugar refining businesses. The anticipated partial disposal of Food & Industrial Ingredients, Europe will reduce operating profits, and the commissioning of the Singapore SPLENDA® Sucralose facility will increase fixed costs, offsetting the benefits of expected continued growth in sales in this division.

On the other hand, we anticipate making further progress in value added products as we bring on stream new capacity at our Sagamore and Loudon facilities, and as we continue to grow sales of SPLENDA® Sucralose. We will also benefit from the improved sweetener pricing secured at Food & Industrial Ingredients, Americas in the 2007 calendar year pricing round. Furthermore, were the EU Commission's most recent proposals for stabilising the EU sugar market to be adopted, market sentiment for the next pricing round would improve and the threat of a quota reduction for our European Sugars business for the sugar year commencing 1 October 2007 would be removed.

Over the last few years, the Group has embarked on a strategy of building a stronger value added business from a low-cost commodity base whilst, at the same time, reducing the impact of our exposure to volatile markets. Our strategy continues to be successful and, whilst the coming year will essentially be one of transition, it has provided the Group with a stronger base from which to take advantage of the growth opportunities that lie ahead.

Sir David Lees
Chairman

CHIEF EXECUTIVE'S REVIEW

Overview

Overall Tate & Lyle performed strongly again in the 2007 financial year and achieved good profit growth despite the negative impacts of increases in global energy prices which added £28 million to our energy costs, reform of the EU sugar regime, and foreign exchange translation. Core value added ingredients achieved good growth and margin gains were achieved on commodity products in the 2007 calendar year sweetener pricing round in both the US and Europe.

Growth was driven mainly by another strong performance in both commodity and valued added products at Food & Industrial Ingredients, Americas. Food & Industrial Ingredients, Europe (which benefited from £25 million lower depreciation due to the impairment charge taken in the year to 31 March 2006) also performed better than expected in the second half-year. SPLENDA® Sucralose operating profit grew modestly, by 3% to £70 million, due to a slower than anticipated acceleration of uptake from major customers. In constant currency terms growth was 9% and, despite a strong performance from core value added products which grew by 19%, total value added operating profit growth of 14% did not achieve our target of 30%. Operating profit at Sugars, Europe was lower than the prior year despite a good performance in sugar trading, although this was somewhat lower than the unusually high result that trading delivered in the year to 31 March 2006. Exchange translation reduced Group operating profit by £16 million.

SPLENDA® Sucralose

As stated in our announcement on 23 January 2007, the SPLENDA® Sucralose business achieved only modest growth in the year, a disappointment in what was otherwise a successful year for the Group.

A number of factors caused the slower than anticipated acceleration of uptake from our major customers: product development life-cycles returning to more normal levels following the Atkins diet period; the depletion of customers' security stocks of SPLENDA® Sucralose in response to our new capacity coming on stream; and volumes to the US carbonated soft drink sector not meeting our expectations.

We expect the global market for high intensity sweeteners to grow by 3% to 4% annually by volume and we expect to increase our market share, which we currently estimate at 28%. Despite this expected growth in sales, higher costs of production as we commission the Singapore plant and increased patent defence costs mean that we expect any growth in operating profit of the division in the year ending 31 March 2008 will be modest and second half-year weighted.

SPLENDA® Sucralose is a highly successful product. During our three years of ownership of the business we have made excellent progress in establishing manufacturing scale and reliability, and putting in place the distribution and marketing organisation that will be essential to fulfil its potential in this growing market. We have an extensive product development pipeline across several markets and additional resources have been deployed to help facilitate the process of reformulating our customers' products to include SPLENDA® Sucralose. Looking forward, a key focus will be the geographic and product expansion of SPLENDA® Sucralose as we complete commissioning and bring the new production capacity in Singapore on stream.

Expansion projects

All of our expansion projects, which will promote longer term value added growth across our business, continue to progress satisfactorily.

Our joint venture plant with DuPont in Loudon, Tennessee to produce Bio-PDO™ from renewable resources was completed on time and has begun sales across several categories, including for polymerisation for apparel and carpets, and for direct applications (in cosmetics and as de-icing fluid). This has been a tremendous achievement in bringing on-line a unique bio-refinery process.

The expansion of our Sagamore plant in the US is now complete. This increases capacity for making a variety of value added starches used by customers in dairy, beverages, baking, snacks and dressings. The Loudon expansion which is adding capacity for value added starches, substrate to the Bio-PDO™ joint venture and ethanol is on track to be completed in October 2007. Both these expansions also bring significant environmental benefits by reducing energy consumption and emissions.

Construction has begun on the first phase of our new corn wet mill in Fort Dodge, Iowa, which is due to be completed by March 2009.

The doubling of production capacity at the McIntosh, Alabama SPLENDA® Sucralose facility has been achieved and the new Singapore facility was completed on time and is being commissioned.

Reshaping our business

During the year we have continued to restructure our portfolio of businesses to help deliver our strategy to grow our business by improving the contribution from value added products and by reducing the impact of our exposures to volatile raw material and commodity markets and also markets subject to regulatory change.

On 16 April 2007 we announced the signing of an agreement to acquire an 80% holding in German speciality food ingredients group G.C. Hahn & Co for a total cash consideration of £79 million (€116 million). This investment, which we expect to complete in June 2007, will broaden both our product offering and our customer base.

On 23 April 2007 we announced that we had completed the disposal of our Canadian cane sugar refining business ("Redpath") for a net consideration of £131 million subject to closing adjustments relating to working capital. The approximate gain on disposal of £55 million will be reported in the year to 31 March 2008. Redpath, which is reported as a discontinued business in the year to 31 March 2007, was exposed to mark-to-market movements on inventory driven by changes in volatile world sugar prices.

On 9 May 2007 we announced that we are at an advanced stage of exclusive discussions with Syral SAS (a subsidiary of Tereos of France) which may lead to the disposal of our interest in the facilities of Food & Industrial Ingredients, Europe in the UK, Belgium, France, Spain and Italy. The transaction contemplated would give rise to a gross cash consideration expected to be in the range of £200 million to £220 million before restructuring costs. It would be subject to anti-trust approval and could take several months to complete from any signing date. Further announcements will be made as appropriate.

Tate & Lyle's operations in Koog, Netherlands (the main site in Western Europe for corn-based value added starch production), Morocco and the Eaststarch joint venture are excluded from these discussions. Tate & Lyle will continue to develop its value added ingredients business in Europe through these businesses together with its Global Food Ingredients Group, which includes Cesalpinia Food, and, upon completion, G.C. Hahn & Co.

European Sugar Regime

The reforms of the EU sugar regime came into effect on 1 July 2006. Our refineries in London and Lisbon continue to be affected by oversupply of sugar within the EU and this has reduced the profitability of those businesses in the year to 31 March 2007. A number of actions are being taken to mitigate the impact of the new regime, for example through the development of new export markets within the EU such as Italy, significant investments in efficiency projects at Thames Refinery, and the surrender of quota in Eastern Sugar.

Safety

Tate & Lyle has no higher priority than safety, which we believe is fundamental to running a successful business. Whilst our commitment is to provide a safe workplace for all our employees, the 2006 calendar year was one of stark contrasts in safety. Despite many of our sites achieving world-class safety performance, I am sorry to report that in July 2006, a tragic accident occurred at our Decatur, Illinois plant, in which one employee died and two were hospitalised. As a result of the severity of this incident the Group safety index declined by 40%. This comes after three years of continuous improvement and reminds us that we must never relax our efforts to achieve and maintain the highest standards of safety.

Environment

Environmental impacts are many and varied. Our three most significant environmental impacts are energy use, water use and non-hazardous solid waste production. Energy use is by far our most significant impact, and we therefore give it the highest priority. Managing our impacts to produce a more positive result is good for the environment and also brings economic benefits to Tate & Lyle.

In early 2007 we began a major new environmental project at Thames Refinery to generate significant energy savings. By March 2009, the Refinery will use renewable biomass to supply 70% of its energy requirements. By replacing the use of a fossil fuel (natural gas) with a renewable resource, this project will have significant environmental benefits while considerably reducing manufacturing costs and our carbon footprint. We are also working with external environmental consultants to start research into our carbon footprint.

Conclusion

This has been a year of considerable activity and challenge as we faced the negative impact of reform of the EU sugar regime, higher energy costs and exchange translation. In response, we have taken a number of significant actions towards reshaping our business to reposition the Group for future growth. All these activities have had, and continue to have, a considerable impact on our people around the world and I would like to thank them for their dedication, effort and commitment.

Our key areas of focus for the year to 31 March 2008 will be:

- To continue the geographic and product expansion of SPLENDA® Sucralose by establishing it as the high intensity sweetener of choice and by implementing long term growth and cost reduction plans;

- To reshape our European ingredients business (after the assumed completion of the partial disposal of Food & Industrial Ingredients, Europe);

- To complete our expansionary capital project in Loudon, to bring on stream our new capacity in Sagamore and Singapore, and to progress the construction at Fort Dodge;

- To continue the reshaping of our European Sugars business to face the challenges and opportunities of the EU sugar market beyond 2009; and

- To improve productivity and balance sheet efficiency.

Our long-term strategy continues to serve us well and, as we reshape our business, I am confident that we will be well-placed to deliver further growth in the years ahead.

Iain Ferguson CBE
Chief Executive

Operating and Financial Review

Basis of Preparation

Operating profit and discontinued operations

In the following review operating profit refers to profit from continuing operations before interest, exceptional items and amortisation of acquired intangibles unless otherwise stated. Following the sale of Redpath and the surrender of quota and termination of operations at Eastern Sugar, these businesses have been classified as discontinued operations.

Accounting policies

The Group has adopted IFRIC 4 'Determining whether an arrangement contains a lease' in the current financial year. Comparative information has been restated. The adoption of this interpretation increased net debt and property, plant and equipment at 31 March 2006 by £8 million and did not materially impact the income statement.

Impact of changes in exchange rates

The Group's results have been negatively impacted this year by exchange rate translation, in particular due to the weakening of the US Dollar against Sterling. Exchange rates used to translate reported results were as follows:

	Average rates			Closing rates		
	2007	2006	Impact	2007	2006	Impact
US Dollar : Sterling	1.89	1.79	-5.6%	1.97	1.74	-13.2%
Euro : Sterling	1.48	1.47	-0.7%	1.47	1.43	-2.8%

Unless otherwise stated, the financial information presented in this review is stated at the relevant prevailing exchange rate for the year described.

Summary of Financial Results

The Group's financial results are summarised as follows:

£m	Year ended 31 March 2007 Continuing	Discont'd	Total	Year ended 31 March 2006 Continuing	Discont'd	Total
Statutory information						
Sales	3 814	256	4 070	3 465	255	3 720
Operating profit	333	41	374	47	28	75
Net finance costs	(38)	1	(37)	(33)	–	(33)
Profit before taxation	295	42	337	14	28	42
Taxation	(105)	(15)	(120)	(60)	(9)	(69)
Profit after taxation	190	27	217	(46)	19	(27)
Adjustments to operating profit and taxation						
Exceptional items	13	(23)	(10)	248	–	248
Amortisation	9	–	9	5	–	5
Adjustment to operating profit	22	(23)	(1)	253	–	253
Taxation (comprising exceptional taxation items and the effect of above adjustments)	13	9	22	(20)	–	(20)
Adjustments to profit after taxation	35	(14)	21	233	–	233
Adjusted information						
Operating profit	355	18	373	300	28	328
Net finance costs	(38)	1	(37)	(33)	–	(33)
Profit before taxation	317	19	336	267	28	295
Taxation	(92)	(6)	(98)	(80)	(9)	(89)
Profit after taxation	225	13	238	187	19	206

Sales from continuing operations of £3,814 million were £349 million or 10% above last year. Adjusting for the adverse impact of exchange rate translation, which reduced sales by £152 million, underlying sales increased by 15%. In the two Food & Industrial Ingredients divisions higher raw material and energy costs were recovered in the pricing rounds. Sales were also well ahead in the sugar trading business due mainly to increased volumes.

Operating profit from continuing operations increased by 18% from £300 million to £355 million due to strongly improved sales and margins in Food & Industrial Ingredients, Americas and the benefit of lower depreciation in Food & Industrial Ingredients, Europe following the asset impairment in the previous financial year. Profits from the SPLENDA® Sucralose business were modestly ahead of the prior year. These improvements were partially offset by the adverse impact of exchange rate translation, which reduced Group operating profit by £16 million, and lower profits in Sugars, Europe due mainly to the oversupply of sugar in the EU. The margin of operating profit as a percentage of sales increased from 8.7% to 9.3%.

Exceptional items from continuing operations amounted to a net loss before tax of £13 million (2006 – loss of £248 million). A charge of £33 million was recognised in Food & Industrial Ingredients, Americas following the decision to close the citric acid facilities at Selby, UK and a fundamental review of the Astaxanthin business. This was partially offset by a gain in Sucralose of £20 million due to releasing part of a provision for deferred consideration set up at the time of the April 2004 realignment. An exceptional gain of £23 million was recognised in respect of the discontinued Eastern Sugar joint venture following the decision to surrender quota to the EU Restructuring Fund and a successful litigation claim.

Amortisation increased to £9 million from £5 million in 2006 reflecting the first full year of amortisation of intangible assets arising on the acquisitions of Cesalpinia Food and Tate & Lyle Custom Ingredients in the second half of the previous financial year.

Operating profit from continuing operations including exceptional items and amortisation was £333 million, compared with £47 million in the year to 31 March 2006.

The net finance expense from continuing operations increased from £33 million to £38 million. Interest cover on total operations before exceptional items and amortisation was 10.1 times compared to 9.9 times in the prior year.

Profit before tax, exceptional items and amortisation from continuing operations was £317 million, £50 million or 19% above last year's profit of £267 million. Profit before tax, exceptional items and amortisation at constant exchange rates increased by 26%, after adjusting for a £15 million adverse impact of exchange translation. Profit before tax including exceptional items and amortisation was £295 million compared with £14 million in the year to 31 March 2006.

The Group taxation charge on continuing operations was £105 million (2006 – £60 million). The effective rate of tax on profit before amortisation and exceptional items was 29.0% (2006 – 30.0%). The reduction was due mainly to the utilisation of tax losses in Europe not previously recognised.

Diluted earnings per share from continuing operations and excluding exceptional items and amortisation for the year to 31 March 2007 increased by 20% to 45.2p from 37.8p. The diluted earnings per share including exceptional items and amortisation for the total business were 43.6p (2006 – loss of 6.3p).

Discontinued operations comprise Redpath, which was sold in April 2007, and Eastern Sugar, which surrendered its quota to the EU Restructuring Fund in the second half of the year. These businesses together reported profit after tax of £27 million including exceptional items. Operating profit was £18 million compared to £28 million in 2006. The reduction in profit is due mainly to a £5 million mark-to-market loss on raw sugar stocks in the Canadian business compared to a gain of £7 million in 2006.

Net debt increased by £34 million from £866 million to £900 million.

Segmental Analysis

Divisional performance from continuing operations, adjusting for the impact of exchange rate movements and after allocating £35 million of central costs (2006 – £34 million), was as follows:

	Sales				Adjusted operating profit			
	2007	2006	2006*	Mvt *	2007	2006	2006*	Mvt *
Division	£m	£m	£m	%	£m	£m	£m	%
Food & Industrial Ingredients, Americas	**1 255**	1 127	1 051	+19	**163**	125	117	+39
Food & Industrial Ingredients, Europe	**825**	719	716	+15	**70**	46	45	+56
Sucralose	**147**	142	136	+8	**70**	68	64	+9
Sugars, Americas & Asia	**95**	96	89	+7	**11**	9	9	+22
Sugars, Europe	**1 492**	1 381	1 321	+13	**41**	52	49	–16
Continuing operations	**3 814**	3 465	3 313	+15	**355**	300	284	+25

* On a constant currency basis (adjusting 2006 reported figures using 2007 exchange rates).

Food & Industrial Ingredients, Americas

Food & Industrial Ingredients, Americas had an exceptional year. At constant exchange rates, sales of £1,255 million were up 19% and operating profit increased by £46 million to £163 million. The margin of profit before interest, exceptional items and amortisation over sales increased from 11.1% to 13.0%.

The sweetener and ethanol businesses both performed strongly with operating profits well ahead of the prior year. Overall sweetener volumes were similar to the prior year, but margins increased due to improved selling prices. Ethanol margins benefited from higher prices for gasoline. Value added food ingredients had a good year with higher sales to major food manufacturing customers.

Net corn costs increased as the corn price rose to over US$4.00 per bushel due to the growing demand for corn as a raw material to produce ethanol. Manufacturing expenses also increased due to higher costs of energy. Our main plants continued to operate at capacity for most of the year.

At Almex, our joint venture in Mexico, profits continued to improve primarily due to higher selling prices. High fructose corn syrup (HFCS) volumes to soft drink customers also increased. On 1 January 2007 the tax on beverages containing HFCS was repealed. The tariff rate quota (TRQ) program, which allows a cane sugar / HFCS exchange between the US and Mexico, continued in place. Additional TRQ volume for the October – December 2007 period was also negotiated. Free market access is anticipated for HFCS under the North American Free Trade Agreement from 1 January 2008.

Citric Acid profits were below prior year. Although selling prices were in line with expectations, sales volumes were lower as a result of increased Chinese competition. The high cost of raw materials and energy also impacted profits. Production ceased at our UK plant in Selby, Yorkshire due to extreme cost pressures and oversupply in the world market.

The market for Aquasta™ astaxanthin, a natural nutrient and pigment for farm-raised fish, remained difficult. While sales volumes increased over the year to plant capacity levels, selling prices decreased. Production continued to operate at capacity, but manufacturing costs were impacted by higher energy and raw material costs.

As a result of the underperformance of the UK Citric and Astaxanthin businesses an exceptional charge of £33 million has been recognised in the year to 31 March 2007 comprising closure costs of the citric acid line at Selby, UK and an impairment charge on our investment in Astaxanthin.

Tate & Lyle Custom Ingredients successfully completed a first full year with Tate & Lyle. Contribution to 2007 results was in line with our expectations.

Commercial production was achieved at our Bio-PDO™ joint venture facility in Loudon, Tennessee during the last quarter of the 2006 calendar year as anticipated. Start-up losses of £6 million were incurred (2006 – £3 million).

Commissioning of the expansion project at the Sagamore plant in Lafayette, Indiana commenced earlier this year as planned. Other key capital projects at Loudon, Tennessee and Fort Dodge, Iowa remain on schedule.

Food & Industrial Ingredients, Europe

Food & Industrial Ingredients, Europe performed ahead of expectations, particularly in the second half of the year. At constant exchange rates, sales of £825 million were up 15% and operating profit increased by £25 million from £45 million to £70 million.

Operating profit benefited from a £25 million reduction in the depreciation charge following the impairment recorded in the previous financial year. Excluding this item, operating profit was similar to the previous year despite significant increases in energy and raw material costs and a levy paid on the isoglucose quota to the EU Restructuring Fund of £6 million under the new EU Sugar Regime.

Food ingredient sales volumes and product mix improved following the commissioning of recent investments, but liquid sweetener volumes were slightly lower as capacity was used for higher margin products. Selling prices improved throughout the year and there were significant increases in the 2007 calendar year pricing round across most product lines. Prices for isoglucose were only modestly higher as increases were constrained by the price of the alternative, sugar. Current prices should recover the higher raw material and energy costs that were experienced in the year to 31 March 2007.

Raw material costs increased significantly after very hot weather shortly before the 2006 EU harvest, but also due to increased global demand for biofuels and some supply constraints, particularly the low Australian crop following a drought. Feed by-product prices also increased as a result and strong demand drove improved pricing for vital wheat gluten.

The Eaststarch joint ventures in Eastern and Central Europe produced results broadly in line with the prior year, including only partial benefits from the accession of Bulgaria and Romania to the EU on 1 January 2007.

Cesalpinia Food's underlying results were in line with our expectations in the first full year under Tate & Lyle ownership.

On 9 May 2007 the Group announced that it was in an advanced stage of exclusive discussions which may lead to the disposal of its interest in those facilities of the Food & Industrial Ingredients, Europe division located in the UK, Belgium, France, Spain and Italy. These businesses contributed approximately £38 million to operating profit before allocation of Group central costs and £520 million to sales in the year ended 31 March 2007.

Sucralose

At constant exchange rates, sales of SPLENDA® Sucralose of £147 million were 8% ahead of the prior year and operating profit increased by £6 million from £64 million to £70 million despite £8 million of start-up costs at the new Singapore factory (2006 – £5 million).

During the year we continued to expand the business with a number of product launches by our major multinational customers and we have continued to work with our customers both in the USA and internationally to broaden their pipeline of food and beverage products using SPLENDA® Sucralose. Outside the USA we have seen particular success in Mexico, where we estimate that SPLENDA® Sucralose has already become the market leader, and in Europe where leading UK retailers J Sainsbury and Asda have announced they are reformulating a range of their own label products to include SPLENDA® Sucralose.

The expansion of the McIntosh, Alabama plant and construction of the new Singapore facility were completed during the year on schedule. A new pilot plant facility is under construction in Alabama that will facilitate process improvements that have been demonstrated in the laboratory and forms part of our strategy to maintain leadership in sucralose manufacturing technology. The Singapore facility is being commissioned and production will be ramped up over the next 12 months. In response to customer demand, a new improved dry form of pure SPLENDA® Sucralose is now being produced in Singapore. The new form is easier for our ingredient customers to handle and is packaged in a new re-sealable pouch.

As evidence of our commitment to vigorously defend and enforce our sucralose patents, we announced on 10 April 2007 that our US subsidiary, Tate & Lyle Sucralose, Inc had filed a United States International Trade Commission (ITC) Case in Washington alleging patent infringement against three Chinese manufacturing groups as well as 18 importers and distributors. The proceedings allege infringement of patented sucralose manufacturing technology in respect of sucralose manufactured in China and imported to the US by the defendants named in the case. The ITC has the right to exclude products from importation into the US that are shown to infringe a US patent. The ITC announced on 7 May 2007 that it has formally instituted its investigation of the infringements alleged in our claim. This action follows the filing with the US Federal District Court in May 2006, which so far has resulted in favourable settlements with three of the ten defendants cited in that case.

As part of the realignment with McNeil Nutritionals, LLC ("McNeil") in April 2004 a provision was set up for deferred consideration payable to McNeil based on the growth in sales of SPLENDA® Sucralose by Tate & Lyle over a period of 5 years to 31 March 2009. It is anticipated that this provision will not now be fully utilised and consequently £20 million has been released to the income statement in the year. This has been shown as an exceptional item.

Sugars, Americas & Asia

The Sugars, Americas & Asia division which, with the sale of Redpath, now comprises the joint venture cane sugar business in Mexico and the cane sugar business in Vietnam, had a mixed year. Occidente, in Mexico, reported higher profits due to strong domestic demand replacing lower margin exports. In Vietnam, following a steady decline in international sugar prices and increased payments to farmers, Nghe An Tate & Lyle's profits fell from the previous year's peak.

Nevertheless the business continued to make an acceptable return in the growing Vietnamese market and a dividend was paid to shareholders for the first time. Cane volumes increased substantially as the region recovered from drought.

Sugars, Europe

The Sugars, Europe division, excluding the discontinued Eastern Sugar joint venture, had a mixed year. In constant currency, sales increased by 13% to £1,492 million while operating profit reduced by £8 million to £41 million, with both refining and sugar trading activities reporting lower profits.

The UK refining businesses reported profits significantly lower than the prior year whilst the Portuguese operation was broadly in line. In common with other EU sugar producers, the UK refining business has been faced with lower market prices as a result of the slower than expected pace of quota surrender and limited availability and high competition for Export Licences making world market exports uneconomic.

In the short term, the EU has announced the withdrawal of at least 2.0 million tonnes of quota for the sugar year starting on 1 October 2007. This should improve market sentiment for the next pricing round but the extent cannot be evaluated at this time. Cane refineries are included in this quota cut although the EU Commission's most recent proposals, which remain subject to consultation, reverse this and exclude the cane refiners from the cut.

As part of the drive to develop new markets in response to the EU Sugar Regime reform a joint venture with Eridania Sadam ("Eridania"), the Italian sugar producer was formed. The joint venture, "Eridania Tate & Lyle", is exclusively responsible for the marketing and sales of all sugar products from the two parent companies into the Italian market. Tate & Lyle holds 35% of the joint venture, for which it has invested £2 million (€2.8 million), with Eridania holding the remaining 65%. Eridania is a beet sugar processor and is the market leader in the Italian sugar sector.

Profits from the sugar trading and molasses businesses before Group central costs at £28 million (2006 – £33 million) remained strong. The impact of less volatile world sugar markets reduced trading activity although this was partially offset by a good performance from physical sugar trading in Brazil where profits and volumes were significantly higher than the prior year. Molasses trading maintained its performance at similar levels to last year with weaker results from London-based trading being offset by a strong performance from the UK storage activities.

Discontinued Businesses

Redpath was sold to American Sugar Refining, Inc. on 21 April 2007 for £131 million. It is expected that the sale will generate a profit on disposal in the year ending 31 March 2008 of approximately £55 million. Profit after tax in the year to 31 March 2007 was lower than the comparative period due to a mark-to-market loss on raw sugar stocks of £5 million (2006 – gain of £7 million) as the world raw sugar price eased following the highs in the prior year. Excluding this impact, the underlying business performed broadly in line with the prior year. The assets and liabilities of Redpath are shown as 'Held for Sale' in the consolidated balance sheet.

In November 2006 Eastern Sugar, our European beet sugar joint venture operation in Hungary, Slovakia and the Czech Republic, announced the surrender of its quota to the EU Restructuring Fund. Manufacturing operations in all three countries ceased by 31 March 2007. Sugar remaining from the 2006 campaign will continue to be sold in the new financial year. The business expects to receive cash compensation of £51 million during the year ended 31 March 2009 and has recognised an overall exceptional surplus on termination of operations of £14 million. A further £9 million exceptional gain has been recognised in the year to 31 March 2007 following the successful outcome of a long running litigation claim against the government of the Czech Republic relating to the unfair allocation of sugar quotas during the period 2000-2003. Excluding exceptional items the business recorded profit after tax broadly in line with the prior year.

Net Finance Expense

The net finance expense from continuing operations was £38 million compared with £33 million in the year to 31 March 2006, due principally to higher net debt to fund both investments in capital and acquisitions during the year. This includes a net credit of £2 million (2006 – net charge of £3 million) relating to retirement benefits.

The interest rate in the year, calculated as net finance expense on total operations divided by average net debt, was 4.6% (2006 – 5.2%). Interest cover based on total operations was 10.1 times (2006 – 9.9 times).

Taxation

The taxation charge from continuing businesses was £105 million (2006 – £60 million). The increase in the charge is due mainly to tax credits in the prior year relating to exceptional charges. The effective rate of tax on profit excluding exceptional items and amortisation was 29.0% (2006 – 30.0%). The decrease in the effective tax rate was mainly due to the utilisation of previously unrecognised losses in Europe.

Dividend

The Board is recommending a final dividend of 15.3p as an ordinary dividend to be paid on 26 July 2007 to shareholders on the register on 29 June 2007. This represents an increase in the total dividend for the year of 1.5p per share. An interim dividend of 6.2p (2006 – 5.9p) was paid on 9 January 2007. Total earnings before exceptional items and amortisation covered the proposed total dividend 2.3 times.

Retirement Benefits

Under IAS19 the income statement contains two main elements: a service charge to operating profit, representing the annual ongoing cost of providing benefits to active members; and a net finance cost or credit, representing the difference between the expected return on the assets in the funds and interest on servicing future liabilities, calculated using a corporate bond yield.

The charge to operating profit before exceptional items for retirement benefits in the year to 31 March 2007 for the total Group was £21 million (2006 – £20 million). Under IAS19 the net pension deficit decreased by £25 million to £52 million, and the US healthcare provision decreased by £18 million to £77 million.

Contributions to the Group's pension funds, both regular and supplementary, totalled £40 million (2006 – £40 million). Supplementary payments totalled £16 million (2006 – £17 million).

Net Debt and Cash Flow

The Group's net debt increased from £866 million to £900 million. The adoption of IFRIC 4 increased opening net debt of £858 million at 31 March 2006 as previously reported by £8 million. The increase in net debt comprised a strong operating cash flow which was more than offset by continued investment in the Group's capital programme, dividends and taxation. Exchange translation reduced net debt by £58 million.

Operating cash flow before working capital totalled £298 million compared with £307 million in the previous year. There was a working capital outflow from continuing operations of £71 million (2006 – £220 million outflow). This was principally caused by increased inventory in Food & Industrial Ingredients, Americas partially offset by inflows in the sugar trading operations as lower world sugar prices resulted in lower stock values compared to the high values at 31 March 2006. Net interest paid totalled £44 million (2006 – £27 million). Net taxation paid from continuing operations was £87 million (2006 – £90 million).

Capital expenditure was £251 million (2006 – £273 million).

Free cash inflow (representing cash generated from operations after interest, taxation and capital expenditure) totalled £9 million (2006 – outflow £148 million).

Equity dividends were £98 million (2006 – £93 million). In total, a net £142 million (2006 – £120 million) was paid to providers of finance as dividends and interest.

A net inflow of £16 million was received relating to employees exercising share options during the year (2006 – £16 million).

The ratio of net debt to total earnings before exceptional items, interest, tax, depreciation and total amortisation (EBITDA) was 1.9 times, the same as in the prior year.

During the year net debt peaked at £900 million in March 2007 (March 2006 during the year ended 31 March 2006 – £866 million). The average net debt was £804 million, an increase of £166 million from £638 million in the prior year.

Shareholders' Equity

Shareholders' Equity at 31 March 2007 was £995 million, £55 million higher than at 31 March 2006. The increase is due mainly to the retained profit in the year offset by the impact of exchange translation on US Dollar net assets.

Funding and Liquidity Management

The Group funds its operations through a mixture of retained earnings and borrowing facilities, including capital markets and bank borrowings.

In order to ensure maximum flexibility in meeting changing business needs, the Group seeks to maintain access to a wide range of funding sources. In June 2006, Tate & Lyle International Finance PLC issued a dual tranche US$550 million 144A bond with US$300 million at 6.125% maturing in June 2011 and US$250 million at 6.625% maturing in June 2016. The proceeds of this issue have been used to repay certain maturing debt obligations and for general corporate purposes. Other capital market borrowings outstanding at 31 March 2007 include the £200 million 6.50% bond maturing in 2012 and the US$500 million 5.00% 144A bond maturing

in 2014. At 31 March 2007 the Group's long term credit ratings from Moody's and Standard & Poor's were Baa2 and BBB respectively.

The Group ensures that it has sufficient undrawn committed bank facilities to provide liquidity back-up for its US commercial paper programme and other short-term money market borrowing for the foreseeable future. The Group has committed bank facilities of US$615 million which mature in 2009 with a core of highly rated banks. These facilities are unsecured and contain common financial covenants for Tate & Lyle and its subsidiary companies that the pre-exceptional and amortisation interest cover ratio should not be less than 2.5 times and the multiple of net debt to EBITDA, as defined in our financial covenants, should not be greater than 4.0 times. The internal targets for these items are a minimum of 5.0 times and a maximum of 2.5 times, respectively. The Group monitors compliance against all its financial obligations and it is Group policy to manage the consolidated balance sheet so as to operate well within covenanted restrictions at all times. The majority of the Group's borrowings are raised through the Group treasury company, Tate & Lyle International Finance PLC, and are then on-lent to the business units on an arms length basis.

The Group manages its exposure to liquidity risk by ensuring a diversity of funding sources and debt maturities. Group policy is to ensure that, after subtracting the total of undrawn committed facilities, no more than 30% of gross debt matures within 12 months and at least 50% has a maturity of more than two and a half years. At the year end, after subtracting total undrawn committed facilities, there was no debt maturing within 12 months and 75% of debt had a maturity of two and a half years or more (2006 – 10% and 90%). The average maturity of the Group's gross debt was 6.2 years (2006 – 4.8 years). At the year end the Group held cash and cash equivalents of £189 million (2006 – £158 million) and committed facilities of £312 million (2006 – £354 million) of which £236 million (2006 – £354 million) were undrawn. These resources are maintained to provide liquidity back-up and to meet the projected maximum cash outflow from debt repayment, capital expenditure and seasonal working capital needs foreseen for at least a year into the future at any one time.

Funding not treated as debt

The Group seeks to optimise its financing costs in respect of all financing transactions. Where it is economically beneficial, operating leases are undertaken in preference to purchasing assets. Leases of property, plant and equipment where the lessor assumes substantially all the risks and rewards of ownership are treated as operating leases with annual rentals charged to the income statement over the term of the lease. Commitments under operating leases to pay rentals in future years totalled £201 million (2006 – £229 million) and related primarily to railcar leases in the US.

CONSOLIDATED INCOME STATEMENT

	Notes	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Continuing operations			
Sales	3	3 814	3 465
Operating profit	3	333	47
Finance income	5	51	45
Finance expense	5	(89)	(78)
Profit before tax		295	14
Income tax expense	6	(105)	(60)
Profit/(loss) for the year from continuing operations		190	(46)
Profit for the year from discontinued operations		27	19
Profit/(loss) for the year		217	(27)
Profit/(loss) for the year attributable to:			
Equity holders of the Company		214	(30)
Minority interest		3	3
		217	(27)
Earnings/(loss) per share attributable to the equity holders of the Company from continuing and discontinued operations	7	Pence	Pence
– Basic		44.3	(6.3)
– Diluted		43.6	(6.3)
Earnings/(loss) per share attributable to the equity holders of the Company from continuing operations	7		
– Basic		38.7	(10.3)
– Diluted		38.1	(10.3)
Dividends per share	8		
– Interim paid		6.2	5.9
– Final proposed		15.3	14.1
		21.5	20.0

Analysis of profit before tax from continuing operations		£m	£m
Profit before tax		295	14
Add back:			
Exceptional items	4	13	248
Amortisation of acquired intangible assets		9	5
Profit before tax, exceptional items and amortisation of acquired intangible assets		317	267

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Notes	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Net exchange differences		(81)	23
Employee post-employment benefits:			
– net actuarial (losses)/gains in post-employment benefit plans		(1)	40
– deferred taxation recognised directly in equity		–	(12)
Net valuation losses on available-for-sale financial assets		–	(1)
Net losses on cash flow hedges		(4)	(3)
Net (loss)/profit recognised directly in equity		(86)	47
Profit/(loss) for the year		217	(27)
Total recognised income and expense for the year		131	20
Attributable to:			
Equity holders of the Company		131	17
Minority interests		–	3
		131	20

TATE & LYLE PLC

CONSOLIDATED BALANCE SHEET

	Notes	Year to 31 March 2007 £m	Year to 31 March 2006 Restated £m
ASSETS			
Non-current assets			
Intangible assets		232	263
Property, plant and equipment		1 217	1 217
Investments in associates		7	4
Available-for-sale financial assets		18	17
Derivative financial instruments		36	28
Deferred tax assets		8	7
Trade and other receivables		64	8
		1 582	1 544
Current assets			
Inventories		503	456
Trade and other receivables		558	482
Current tax assets		39	32
Derivative financial instruments		102	282
Cash and cash equivalents	9	189	158
Assets held for sale		89	-
		1 480	1 410
TOTAL ASSETS		3 062	2 954
SHAREHOLDERS' EQUITY			
Capital and reserves attributable to the Company's equity holders:			
Share capital		122	122
Share premium		403	400
Other reserves		50	56
Retained earnings		385	327
		960	905
Minority interest		35	35
TOTAL SHAREHOLDERS' EQUITY		995	940
LIABILITIES			
Non-current liabilities			
Trade and other payables		6	3
Borrowings	9	842	543
Derivative financial instruments		19	28
Deferred tax liabilities		85	60
Retirement benefit obligations		131	172
Provisions for other liabilities and charges		51	71
		1 134	877
Current liabilities			
Trade and other payables		420	382
Current tax liabilities		47	30
Borrowings and bank overdrafts	9	271	493
Derivative financial instruments		123	202
Provisions for other liabilities and charges		44	30
Liabilities held for sale		28	-
		933	1 137
TOTAL LIABILITIES		2 067	2 014
TOTAL EQUITY AND LIABILITIES		3 062	2 954

CONSOLIDATED CASHFLOW STATEMENT

	Notes	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Cash flows from operating activities			
Profit before tax from continuing operations		295	14
Adjustments for:			
Depreciation of property, plant and equipment		93	119
Non-cash exceptional items		13	248
Amortisation of intangible assets		13	8
Share based payments		6	5
Interest income	5	(51)	(45)
Finance expense	5	89	78
Changes in working capital		(71)	(220)
Cash generated from continuing operations		387	207
Interest paid		(77)	(65)
Income tax paid		(87)	(90)
Cash generated from discontinued operations		4	35
Net cash generated from operating activities		227	87
Cash flows from investing activities			
Proceeds on disposal of property, plant and equipment		8	4
Purchase of available-for-sale financial assets		(1)	-
Interest received		33	38
Acquisitions of subsidiaries, net of cash and cash equivalents acquired		(3)	(69)
Investment in associates		(3)	-
Purchase of property, plant and equipment		(251)	(273)
Purchase of intangible assets and other non-current assets		(6)	(2)
Net cash flows used in investing activities		(223)	(302)
Cash flows from financing activities			
Proceeds from issuance of ordinary shares		16	16
Cash inflow from additional borrowings		416	78
Cash outflow from repayment of borrowings		(304)	-
Cash outflow from repayment of capital element of finance leases		(1)	-
Dividends paid to the Company's equity holders		(98)	(93)
Net cash flows from financing activities		29	1
Net increase/(decrease) in cash and cash equivalents	9	33	(214)
Cash and cash equivalents:			
Balance at beginning of year		158	375
Effect of changes in foreign exchange rates		(2)	(3)
Net increase/(decrease) in cash and cash equivalents		33	(214)
Balance at end of year		189	158

NOTES TO FINANCIAL INFORMATION
For the Year to 31 March 2007

1. Basis of preparation

The preliminary results for the year ended 31 March 2007 have been extracted from audited consolidated financial statements which have not yet been delivered to the Registrar of Companies. The financial information in this announcement does not constitute the Group's Annual Report and Accounts. The auditors have reported on the Group's statutory accounts for the year ended 31 March 2007. The report was unqualified and did not contain a statement under Section 237 of the Companies Act 1985. The financial information for the year ended 31 March 2006 is derived from the statutory accounts for that year, except that the comparative information has been restated as a result of the adoption of IFRIC 4 '*Determining whether an arrangement contains a lease*'.

2. International Financial Reporting Standards (IFRS)

The consolidated financial statements have been prepared in accordance with IFRS as adopted by the European Union, and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

In accordance with IAS1 'Presentation of Financial Statements', certain items which are material to the result for the year and are of a non-recurring nature are presented separately. These are classified as exceptional items which comprise items of income and expense that are material in amount and unlikely to recur, and which merit separate disclosure in order to provide an understanding of the Group's underlying financial performance.

NOTES TO FINANCIAL INFORMATION
For the Year to 31 March 2007 (continued)

3. Segment Information

The segment results for the year to 31 March 2007 were as follows:

	Continuing operations							
	Food & Industrial Ingredients, Americas £m	Food & Industrial Ingredients, Europe £m	Sucralose £m	Sugars, Americas & Asia £m	Sugars, Europe £m	Total £m	Discontinued operations £m	Total from continuing and discontinued operations £m
Sales								
Total sales	1 259	852	147	96	1 611	3 965	256	4 221
Inter-segment sales	(4)	(27)	–	(1)	(119)	(151)	–	(151)
External sales	1 255	825	147	95	1 492	3 814	256	4 070
Operating profit								
Before exceptional items and amortisation of acquired intangible assets	163	70	70	11	41	355	18	373
Exceptional items	(33)	–	20	–	–	(13)	23	10
Amortisation of acquired intangible assets	(3)	(2)	(4)	–	–	(9)	–	(9)
Operating profit	127	68	86	11	41	333	41	374
Net finance expense						(38)	1	(37)
Profit before tax						295	42	337

The segment results for the year to 31 March 2006 were as follows:

	Continuing operations							
	Food & Industrial Ingredients, Americas £m	Food & Industrial Ingredients, Europe £m	Sucralose £m	Sugars, Americas & Asia	Sugars, Europe £m	Total £m	Discontinued operations £m	Total from continuing and discontinued operations £m
Sales								
Total sales	1 133	759	142	96	1 481	3 611	255	3 866
Inter-segment sales	(6)	(40)	–	–	(100)	(146)	–	(146)
External sales	1 127	719	142	96	1 381	3 465	255	3 720
Operating profit								
Before exceptional items and amortisation of acquired intangible assets	125	46	68	9	52	300	28	328
Exceptional items	14	(263)	–	1	–	(248)	–	(248)
Amortisation of acquired intangible assets	(1)	–	(4)	–	–	(5)	–	(5)
Operating profit	138	(217)	64	10	52	47	28	75
Net finance expense						(33)	–	(33)
Profit before tax						14	28	42

NOTES TO FINANCIAL INFORMATION
For the Year to 31 March 2007 (continued)

4. Exceptional items

Exceptional items are as follows:

	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Continuing		
Impairment and closure costs (a)	(33)	(272)
Deferred payment provision release (b)	20	-
US healthcare benefit curtailment (c)	-	24
	(13)	(248)
Discontinued		
Eastern Sugar (d)	23	-
	10	(248)

(a) Impairment and closure costs of £33 million have been recognised in 2007 following a review of the manufacturing activities at the Selby, UK factory for citric acid and Astaxanthin. Both of these activities continued to be loss making in the year to 31 March 2007. The exceptional loss also includes costs of closure of the citric acid line following the decision to cease production and the write down of goodwill and other assets relating to the Astaxanthin business. These businesses are both reported within the Food & Industrial Ingredients, Americas division.

The impairment losses recognised in 2006 comprised two items: a £263 million impairment of property, plant and equipment in Food & Industrial Ingredients, Europe arising from the expected impact of the new EU sugar regime regulations and a £9 million impairment of property, plant and equipment in the UK citric acid business.

(b) The deferred payment provision credit of £20 million relates to the Sucralose business. As part of the realignment of Sucralose activities with McNeil Nutritionals, LLC ('McNeil') in April 2004 a provision was set up for deferred consideration payable to McNeil based on the growth in sales of SPLENDA® Sucralose by Tate & Lyle over a period of 5 years to March 2009. It is anticipated that the provision will not now be fully utilised and consequently £20 million has been released to the income statement in the year.

(c) An exceptional credit of £24 million arose in 2006 from a change in benefits provided to certain members of the Group's US Healthcare Scheme following changes to US Government healthcare provisions.

(d) Exceptional items of £23 million in discontinued operations relate to the Group's Eastern Sugar joint venture. These comprise a £14 million net gain expected on termination of operations following surrender of sugar quota to the EU Restructuring Fund under the terms of the EU Sugar Regime and a £9 million gain following a favourable outcome to a long running litigation dispute with the government of the Czech Republic.

The tax impact on continuing net exceptional items was a £3 million charge (2006 – £19 million credit) and on total net exceptional items was a £7 million charge (2006 – £19 million credit). Tax credits on exceptional items are only recognised to the extent that losses created are expected to be recoverable in the future. In addition a further £18 million exceptional tax charge was recognised in the year to 31 March 2007 (2006 – nil) of which £13 million related to an adjustment to the tax credit recognised on the impairment in Food & Industrial Ingredients, Europe in the year ended 31 March 2006. The balance relates to a one-off charge relating to discontinued operations.

Exceptional items include £nil million (2006 – £1 million) attributable to minority interests.

NOTES TO FINANCIAL INFORMATION
For the Year to 31 March 2007 (continued)

5. Net finance expense

	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Finance income		
Interest receivable	49	45
Net finance income arising on defined benefit retirement schemes:		
– interest cost	(66)	-
– expected return on plan assets	68	-
Total finance income	51	45
Finance expense		
Interest payable on bank borrowings	(3)	(2)
Interest payable on other borrowings	(80)	(71)
Net finance cost arising on defined benefit retirement schemes:		
– interest cost	–	(68)
– expected return on plan assets	–	65
Unwinding of discounts in provisions	(3)	(2)
Finance lease charges	(3)	-
Total finance expense	(89)	(78)
Net finance expense	(38)	(33)

6. Taxation

	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Current tax		
– UK	(24)	18
– Overseas	107	45
	83	63
Deferred tax	22	(3)
Taxation charge – continuing operations	105	60

The taxation charge on continuing operations in the year to 31 March 2007 of £105 million (2006 – £60 million) includes a charge of £16 million in respect of exceptional items (2006 – £19 million credit). The taxation charge on discontinued operations was £15 million (2006 – £9 million).

NOTES TO FINANCIAL INFORMATION
For the Year to 31 March 2007 (continued)

7. Earnings / (loss) per share

Basic

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held in the employee share ownership trust.

	Year to 31 March 2007			Year to 31 March 2006		
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Profit/(loss) attributable to equity holders of the Company (£million)	187	27	214	(49)	19	(30)
Weighted average number of ordinary shares in issue (millions)	482.8	482.8	482.8	476.7	476.7	476.7
Basic earnings/(loss) per share	38.7p	5.6p	44.3p	(10.3p)	4.0p	(6.3)p

Diluted

Diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares. Potential dilutive ordinary shares arise from share options. For these, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Year to 31 March 2007			Year to 31 March 2006		
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Profit/(loss) attributable to equity holders of the Company (£million)	187	27	214	(49)	19	(30)
Weighted average number of diluted shares in issue (millions)	491.0	491.0	491.0	476.7	476.7	476.7
Diluted earnings/(loss) per share	38.1p	5.5p	43.6p	(10.3p)	4.0p	(6.3)p

The adjustment for the dilutive effect of share options at 31 March 2007 was 8.2 million (2006 – 7.6 million). The adjustment for the dilutive effect of share options in the year to 31 March 2006 has not been reflected in the calculation of the diluted loss per share as the effect would have been anti-dilutive.

Adjusted earnings per share

Adjusted earnings per share is stated excluding exceptional items and amortisation of acquired intangible assets, as follows:

Continuing Operations	Year to 31 March 2007	Year to 31 March 2006
Profit/(loss) attributable to equity holders of the Company (£million)	187	(49)
Adjustments for:		
– exceptional items (note 4)	13	248
– exceptional items attributable to minority interests	–	(1)
– amortisation of acquired intangible assets	9	5
– tax effect on the above adjustments and exceptional tax items	13	(20)
Adjusted profit (£million)	222	183
Adjusted basic earnings per share from continuing operations	46.0p	38.4p
Adjusted diluted earnings per share from continuing operations	45.2p	37.8p

NOTES TO FINANCIAL INFORMATION
For the Year to 31 March 2007 (continued)

7. Earnings / (loss) per share (continued)

Total Operations	**Year to 31 March 2007**	Year to 31 March 2006
Profit/(loss) attributable to equity holders of the Company (£million)	**214**	(30)
Adjustments for:		
– exceptional items (note 4)	**(10)**	248
– exceptional items attributable to minority interests	**–**	(1)
– amortisation of acquired intangible assets	**9**	5
– tax effect on the above adjustments and exceptional tax items	**22**	(20)
Adjusted profit (£million)	**235**	202
Adjusted basic earnings per share from total operations	**48.7p**	42.4p
Adjusted diluted earnings per share from total operations	**47.9p**	41.7p

8. Dividends

	Year to 31 March 2007	Year to 31 March 2006
Dividends on ordinary equity shares		
– Final paid relating to prior year (£million)	**68**	65
– Interim paid relating to current year (£million)	**30**	28
Total dividend paid (£ million)	**98**	93
The total ordinary dividend is 21.5p (2006 – 20.0p) made up as follows :		
– Interim dividend paid	**6.2p**	5.9p
– Final dividend proposed	**15.3p**	14.1p
	21.5p	20.0p

The final dividend proposed for the year, which has not been recognised as a liability, will be paid subject to approval by shareholders at the Company's Annual General Meeting on 18 July 2007 to shareholders who are on the register of members on 29 June 2007.

NOTES TO FINANCIAL INFORMATION
For the Year to 31 March 2007 (continued)

9. Net debt

The components of the Group's net debt profile are as follows:

	31 March 2007 £m	31 March 2006 Restated £m
Non-current borrowings	(842)	(543)
Borrowings and overdrafts [(a)]	(271)	(493)
Debt-related derivative instruments [(b)]	24	12
Cash and cash equivalents	189	158
Net debt	(900)	(866)

(a) Borrowings and overdrafts at 31 March 2007 include £95 million (31 March 2006 – £101 million) in respect of securitised receivables.

(b) Derivative financial instruments presented within assets and liabilities in the balance sheet of £4 million (net liability) comprise net debt-related instruments of £24 million (asset) and net non debt-related instruments of £28 million liability (2006 – £80 million asset) comprising net debt-related instruments of £12 million and net non-debt-related instruments of £68 million). Additional net non-debt related instruments of £1 million asset are included in assets held for sale.

Movements in the Group's net debt profile are as follows:

	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Balance at 31 March	(866)	(529)
Impact of IFRIC 4 adoption	-	(3)
Balance at 1 April	(866)	(532)
Increase/(decrease) in cash and cash equivalents in the year	33	(214)
Cash inflow from increase in borrowings	(111)	(78)
Borrowings arising on acquisitions	-	(6)
Increase in net debt resulting from cash flows	(78)	(298)
Inception of finance leases	(14)	(5)
Exchange differences	58	(31)
Increase in net debt in the year	(34)	(334)
Balance at 31 March	(900)	(866)

10. Foreign exchange rates

Average exchange rates	Year to 31 March 2007	Year to 31 March 2006
US Dollar £1 = $	1.89	1.79
Euro £1 = €	1.48	1.47
Canadian Dollar £1 = C$	2.16	2.13

Year end exchange rates	31 March 2007	31 March 2006
US Dollar £1 = $	1.97	1.74
Euro £1 = €	1.47	1.43
Canadian Dollar £1 = C$	2.27	2.03

ADDITIONAL INFORMATION
For the Year to 31 March 2007

Net margin analysis (note a)

	Year to 31 March 2007 %	Year to 31 March 2006 %
Before exceptional items and amortisation		
Food & Industrial Ingredients, Americas	13.0	11.1
Food & Industrial Ingredients, Europe	8.5	6.4
Sucralose	47.6	47.9
Sugars, Americas & Asia	6.7	9.9
Sugars, Europe	3.3	4.2
Group	9.2	8.8
After exceptional items and amortisation		
Food & Industrial Ingredients, Americas	10.1	12.2
Food & Industrial Ingredients, Europe	8.2	(30.2)
Sucralose	58.5	45.1
Sugars, Americas & Asia	6.7	10.3
Sugars, Europe	3.3	4.2
Group	9.2	2.0

(a) Above margins are based on total operations and calculated as profit before interest, tax, exceptional items and amortisation of acquired intangible assets divided by external sales.

ADDITIONAL INFORMATION
For the Year to 31 March 2007 (continued)

Ratio analysis (note a)

	Year to 31 March 2007	Year to 31 March 2006 Restated
Net debt to EBITDA		
= Net debt	900	866
Pre-exceptional EBITDA	477	456
	= 1.9 times	= 1.9 times
Gearing		
= Net debt	900	866
Total shareholders' equity	995	940
	= 90%	= 92%
Interest cover		
= Operating profit before amortisation of acquired intangibles and exceptional items / Net finance expense		
	373	328
	37	33
	= 10.1 times	= 9.9 times
Dividend Cover		
= Adjusted basic earnings per share	48.7	42.4
Dividend per share	21.5	20.0
	= 2.3 times	= 2.1 times
Return on Net Operating Assets		
= Profit before interest, tax and exceptional items / Average net operating assets		
	364	323
	1 926	1 712
	= 18.9%	=18.9%

	£m	£m
Net operating assets are calculated as:		
Total shareholders' equity	995	940
Add back net debt (see note 9)	900	866
Add back tax liabilities	99	51
Net operating assets	1 994	1 857
Average net operating assets (b)	1 926	1 710

(a) Ratios are based on financial information from total operations.

(b) Average Net Operating Assets for the period to 31 March 2006 were calculated using opening net operating assets at 1 April 2005 which, following the adoption of IAS39, were £69 million higher than at 31 March 2005.

RECEIVED
2007 JUN 15 A 7:32

Director/PDMR Shareholding
24 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

TATE & LYLE PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii) BOTH

3. Name of *person discharging managerial responsibilities/director*

IAIN FERGUSON

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NO

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY 25p SHARES

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

IAIN FERGUSON

8. State the nature of the transaction

THE EXERCISE OF AN AWARD OF ORDINARY SHARES IN THE COMPANY UNDER THE TATE & LYLE 2003 PERFORMANCE SHARE PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

147,308 ORDINARY SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

60,609 ORDINARY SHARES SOLD AT 612.75 PENCE PER SHARE SUFFICIENT TO PAY TAX, NATIONAL INSURANCE AND SALE COSTS (ALL REMAINING SHARES HAVE BEEN RETAINED)

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

13. Price per *share* or value of transaction

EXERCISE OF AN AWARD OF 147,308 SHARES AT NIL COST PER SHARE

SALE OF 60,609 SHARES AT 612.75 PENCE PER SHARE

14. Date and place of transaction

24 MAY 2007, ENGLAND

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

171,790 SHARES

DE MINIMIS PERCENTAGE HOLDING

16. Date issuer informed of transaction

24 MAY 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA BOND – 020 7977 6174

Name and signature of duly authorised officer of *issuer* responsible for making notification

ROBERT GIBBER – COMPANY SECRETARY

Date of notification

24 MAY 2007

END

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation

Barclays Global Investors

4. Full name of the shareholder(s) (if different from 3 above)

Barclays Global Fund Advisors
Barclays Global Investors Ltd
Barclays Global Investors, N.A.

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

10 May 2007

6. Date on which issuer notified

11 May 2007

7. Threshold(s) that is /are crossed or reached

5% to 3%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES
(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 24,477,149

Number of Voting Rights: 24,477,149

Resulting situation after the triggering transaction:

Number of Shares – 17,597,467

Number of Voting Rights (Indirect) – 17,597,467

% of Voting Rights (Indirect) – 3.59%

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights – 17,597,467

Total % of Voting Rights – 3.59%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

Barclays Global Fund Advisors
Barclays Global Investors Ltd
Barclays Global Investors, N.A.

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

Robert Gibber
Company Secretary

020 7626 6525

14 May 2007

ENDS

RECEIVED

[illegible]

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation

Barclays Global Investors

4. Full name of the shareholder(s) (if different from 3 above)

Barclays Global Fund Advisors
Barclays Global Investors Ltd
Barclays Global Investors, N.A.

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

9 May 2007

6. Date on which issuer notified

10 May 2007

7. Threshold(s) that is /are crossed or reached

3% to 5%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES
(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 17,561,367

Number of Voting Rights: 17,561,367

Resulting situation after the triggering transaction:

Number of Shares – 24,477,149

Number of Voting Rights (Indirect) – 24,477,149

% of Voting Rights (Indirect) – 5.00%

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights – 24,477,149

Total % of Voting Rights – 5.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

Barclays Global Fund Advisors
Barclays Global Investors Ltd
Barclays Global Investors, N.A.

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

Robert Gibber
Company Secretary

020 7626 6525

11 May 2007

ENDS

9 May 2007 – Tate & Lyle PLC

Update on the Disposal of European Starch Operations

Tate & Lyle announces that it is at an advanced stage of exclusive discussions with Syral SAS (a subsidiary of Tereos of France) which may lead to the disposal of its interest in certain of the facilities of its Food & Industrial Ingredients, Europe division ("TALFIIE"), and that it has today begun the consultation process with the European and local works councils and other employee representatives.

Tate & Lyle announced on 25 October 2006 that it was exploring the possibility of the full or partial disposal of TALFIIE. The TALFIIE operations that are subject to the ongoing discussions ("the Target Businesses") announced today are those in the UK, Belgium, France, Spain and Italy.

Tate & Lyle's operations in Koog, The Netherlands (the main site in Western Europe for corn-based value added starch production), Morocco and the Eaststarch joint venture (which has operations in Hungary, Slovakia, Bulgaria, Romania and Turkey) are excluded from these discussions. Tate & Lyle will continue to develop its value added ingredients business in Europe through these businesses together with its Global Food Ingredients Group, which includes Cesalpinia Foods, and (upon completion) G.C. Hahn, and will continue to seek to supplement its value added business through the acquisition of further bolt-on ingredient companies.

TALFIIE's Belgian entity includes the head office, shared service centre and single billing entity in Aalst, Belgium ("SSC"). The SSC is excluded from the sale discussions and consultations are now underway regarding how, if the disposal of the Target Businesses goes ahead, the functions currently performed in the SSC will be restructured to reflect the requirements of Syral and of Tate & Lyle for their respective retained operations in Europe.

Following consultation with employee representatives, any transaction would be subject to antitrust approval in Europe. The earliest anticipated date for completion is therefore the end of summer 2007.

FINANCIAL CONSIDERATION

The gross cash consideration for the Target Businesses before restructuring costs is expected to be in the range of £200 million to £220 million. Based on un-audited pro forma figures for the year 31 March 2007, the proportions of TALFIIE operating profits and net operating assets attributable to the Target Businesses were both approximately 50%.

On the assumption that an agreement in the terms currently contemplated is entered into, the Board is now actively considering the utilisation of the proceeds as part of a return of capital to shareholders and expects to be in a position to update shareholders in this regard at the AGM on 18 July 2007.

Further announcements will be made as appropriate.
ENDS

Notes to Editors
Tereos is an agro-industrial cooperative Group which processes 500,000 hectares of sugar beets, sugar canes and cereals into sugars and alcohols. Tereos brings

together 14,000 sugar beet and cereal farmers and employs 6,500 people. Tereos operates 27 industrial production facilities in France, Czech Republic, Brazil, La Réunion and Mozambique to produce 2.9 million tonnes sugar and 1 million m3 of ethanol and alcohol.

Syral is the fourth largest European producer of glucoses and other starch-based sweeteners. The plant, located in Marckolsheim in Alsace, processes 600,000 tonnes of maize and wheat annually into 340,000 tonnes of finished products. The turnover for previous fiscal year ending on September 30, 2006, was 177 million Euros.

Additional information can be found on websites www.tereos.com and www.syral.fr.

CONTACTS

Mark Robinson, Director of Investor Relations
Tel: +44(0)20 7626 6525 or Mobile: +44(0)7793 515861

Ferne Hudson, Head of Media and Public Relations
Tel: +44(0)20 7626 6525 or Mobile: +44 (0)7713 067433

About Tate & Lyle: Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries.

The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 65 production facilities in 29 countries, throughout Europe, the Americas and South East Asia. It employs 7,000 people in its subsidiaries with a further 4,800 employed in joint ventures. Sales in the year to 31 March 2006 totalled £3.7 billion. Additional information can be found on this website www.tateandlyle.com.

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation

Barclays Global Investors

4. Full name of the shareholder(s) (if different from 3 above)

Barclays Global Fund Advisors
Barclays Global Investors Ltd
Barclays Global Investors, N.A.

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

4 May 2007

6. Date on which issuer notified

8 May 2007

7. Threshold(s) that is /are crossed or reached

5% to 3%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES
(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 24,973,432

Number of Voting Rights: 24,973,432

Resulting situation after the triggering transaction:

Number of Shares – 17,529,908

Number of Voting Rights (Indirect) – 17,529,908

% of Voting Rights (Indirect) – 3.58%

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights – 17,529,908

Total % of Voting Rights – 3.58%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

Barclays Global Fund Advisors
Barclays Global Investors Ltd
Barclays Global Investors, N.A.

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

Robert Gibber
Company Secretary

020 7626 6525

9 May 2007

ENDS

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation

Barclays Global Investors

4. Full name of the shareholder(s) (if different from 3 above)

Barclays Global Fund Advisors
Barclays Global Investors Ltd
Barclays Global Investors, N.A.

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

2 May 2007

6. Date on which issuer notified

3 May 2007

7. Threshold(s) that is /are crossed or reached

3% to 5%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES
(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 17,463,418

Number of Voting Rights: 17,463,418

Resulting situation after the triggering transaction:

Number of Shares – 24,972,854

Number of Voting Rights (Indirect) – 24,972,854

% of Voting Rights (Indirect) – 5.10%

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights – 24,972,854

Total % of Voting Rights – 5.10%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

Barclays Global Fund Advisors
Barclays Global Investors Ltd
Barclays Global Investors, N.A.

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

Robert Gibber
Company Secretary

020 7626 6525

4 May 2007

ENDS

END